Exhibit 99.1

ENERFLEX LTD. REPORTS FIRST QUARTER 2024 FINANCIAL

RESULTS AND PROVIDES OPERATIONAL UPDATE

NEWS RELEASE

CALGARY, Alberta, May 7, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three months ended March 31, 2024.

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”) to provide more relevant reporting of the Company’s financial position. As a result, all amounts presented in this release are in USD unless otherwise stated.

Q1 2024 FINANCIAL AND OPERATIONAL OVERVIEW

•	Generated revenue of $638 million compared to $610 million in Q1/23 and $574 million in Q4/23.

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Higher revenue is mainly attributed to the Energy Infrastructure (“EI”) product line. During Q1/24, Enerflex expanded the scope and extended the term of an existing Build-Own-Operate-Maintain (“BOOM”) contract in the Eastern Hemisphere (“EH”). The contract supports the expansion of the Company’s treated water solutions business, increases Enerflex’s presence in a core operating country of Oman, and is expected to double Enerflex’s revenue from the project and improve the Company’s returns during its additional four-year term. As prescribed by International Financial Reporting Standards (“IFRS”), the contract is now being accounted for as a finance lease.

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Gross margin before depreciation and amortization of $119 million, or 19% of revenue, compared to $156 million, or 26% of revenue in Q1/23 and $159 million, or 28% of revenue during Q4/23. Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $69 million compared to $90 million in Q1/23 and $91 million during Q4/23.

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Based on a review of a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”) at the end of the quarter, delays and expected increased costs in the completion of the EH Cryo Project reduced gross margin and adjusted EBITDA by $41 million during Q1/24. Subsequent to Q1, Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the EH Cryo project site and demobilized its personnel as further detailed in the Outlook section of this release.

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Cash provided by operating activities was $101 million, which included net working capital recovery of $83 million. This is a $103 million improvement over cash provided by operating activities in Q1/23. We are pleased with our on-going global efforts to efficiently manage working capital, although the Company does not expect the magnitude of the recovery realized over the past two quarters will be repeated. Free cash flow was $78 million in Q1/24 compared to $140 million during Q4/23 and a use of cash of $3 million during Q1/23.

•	Invested $17 million in the business, including $8 million of growth investments for compression equipment that was deployed on contract with an existing client partner in the EH.

•	Recorded Engineered Systems bookings of $420 million to bring total backlog at March 31, 2024 to $1.3 billion, providing strong visibility into future revenue generation and business activity levels.

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Enerflex’s U.S. contract compression business continues to perform well, with utilization of 93% across a fleet size of approximately 424,000 horsepower. The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian.

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BALANCE SHEET AND LIQUIDITY

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Repaid $72 million of long-term debt, consistent with the Company’s focus on strengthening its balance sheet. Enerflex’s net debt balance was $743 million, which included $110 million of cash and cash equivalents, and the Company maintained strong liquidity with access to $548 million under its credit facility.

•	Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 2.2x compared to 2.3x at the end of Q4/23 and 2.9x at the end of Q1/23.

MANAGEMENT COMMENTARY

“We are beginning the year with strong operational results, as the Energy Infrastructure and After-market Services business lines continue to deliver solid and steady performance,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Visibility across the Company’s business remains strong, supported by approximately $1.6 billion of contracted revenue that will be recognized over the coming years from our Energy Infrastructure assets. This will be supplemented by the recurring nature of our After-market Services business and a $1.3 billion Engineered Systems backlog. Our focus remains on further enhancing the profitability of core operations to enable continued debt reduction and enhance Enerflex’s ability to focus on growth and return capital to shareholders.”

Mr. Rossiter continued, “Subsequent to the quarter, progress on our EH Cryo project was impacted by a drone attack in Kurdistan which tragically took the lives of four individuals and injured others. While no Enerflex personnel were directly impacted by this attack, Enerflex took quick action to safeguard our people and the project is currently suspended. We are working closely with our client partner to determine next steps.”

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, stated, “We are pleased with the Company’s on-going efforts to efficiently manage the balance sheet, resulting in a further $83 million of working capital recovered during the first quarter. From a financial flexibility perspective, we remain well positioned, with our leverage ratio exiting the quarter at 2.2x and ample liquidity to support our global business. In 2024, Enerflex will continue to focus on generating free cash flow, repaying debt, and lowering net finance costs.”

SUMMARY RESULTS

	Three months ended March 31,
($ millions, except percentages)	2024	2023
Revenue	$638	$610
Gross margin	87	119
Selling, general and administrative expenses (“SG&A”)	78	78
Foreign exchange loss	1	8

Operating income	$8	$33
Earnings before finance costs, income taxes, depreciation, and amortization (“EBITDA”)	47	80
Earnings before finance costs and income taxes (“EBIT”)	3	33
Net earnings (loss)	(18)	10
Cash provided by (used in) operating activities	101	(2)

Key Financial Performance Indicators (“KPIs”)[1]
Engineered Systems (“ES”) bookings	$420	$383
ES backlog	1,266	1,139

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Gross margin as a percentage of revenue	13.6%	19.5%
Gross margin before depreciation and amortization (“Gross margin before D&A”)	119	156
Gross margin before D&A as a percentage of revenue	18.7%	25.6%
Adjusted EBITDA	69	90
Free cash flow	78	(3)
Long-term debt	853	1,078
Net debt	743	884
Bank-adjusted net debt-to-EBITDA ratio	2.2	2.9
Return on capital employed (“ROCE”)[2]	0.6%	(0.1)%

[1]	These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of the Company’s MD&A.
[2]	Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at March 31, 2024, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Industry Update

Enerflex continues to see consistent demand across all business units and geographic regions, including high utilization of Energy Infrastructure assets and the After-market Services business line. Enerflex’s Energy Infrastructure product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their remaining terms.

Complementing Enerflex’s recurring revenue businesses is the Engineered Systems product line. Engineered Systems results will be supported by a strong backlog of approximately $1.3 billion in projects as at March 31, 2024, with the majority of this work expected to convert to revenue over the next 12 months. Demand for Engineered Systems products and services is driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities. The acquisition of Exterran Corporation (“Exterran”) expanded the global complexion of Enerflex’s Engineered Systems product line and strengthened the Company’s presence in areas that include cryogenic gas processing, carbon capture, and produced water treatment facilities.

While Enerflex is actively monitoring the near-term impact of weak natural gas prices on customer demand, notably in North America, the Company continues to benefit from activity in oil producing regions and with customers who maintain a positive medium-term view of natural gas fundamentals. The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian.

EH Cryo Project Update

Enerflex is also providing an update related to its EH Cryo project. As at March 31, 2024, construction of the EH Cryo project was approximately 85% complete, however construction has progressed at a slower pace than anticipated and expected costs to complete increased. As a result, gross margin and adjusted EBITDA were reduced by $41 million based on the Company’s estimate of remaining spend to complete the project of approximately $105 million.

The EH Cryo project is recognized as revenue within the Engineered Systems product line as construction proceeds and any amounts not yet invoiced are presented as an unbilled contract revenue asset on Enerflex’s consolidated statements of financial position. The net unbilled contract revenue asset

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recognized for the EH Cryo project at the end of Q1/24 is approximately $147 million and remaining revenue to be recognized is approximately 7% of the Company’s Engineered Systems backlog.

Subsequent to Q1/24, in response to a drone attack that resulted in fatalities at an operational facility in proximity to the EH Cryo project, Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the project site and demobilized its personnel. While no Enerflex personnel were injured and there was no physical damage to the Company’s assets, work at the site is suspended as Enerflex evaluates the situation in collaboration with our client partner and assesses next steps.

There can be no assurance that the security situation will improve and while work is suspended Enerflex will not incur any material construction expenditures to complete the EH Cryo project.

Capital Allocation and Shareholder Returns

Enerflex continues to target a disciplined capital program in 2024, with total capital expenditures of $90 million to $110 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. Investments to expand the Energy Infrastructure business are discretionary and will be allocated to customer supported opportunities that are expected to generate attractive returns and create value for Enerflex shareholders.

Enerflex will continue to focus on debt reduction and lowering net finance costs in 2024, which will improve the Company’s ability to focus on growth and provide shareholder returns over the medium and long-term.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.025 per share, payable on July 11, 2024, to shareholders of record on May 23, 2024.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Wednesday, May 8, 2024 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI477ffdfe2ad74d7696d231977d6266ec. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/bp85brb7.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended March 31, 2024, for information

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which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three months ended March 31, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$3	$33	$5	$(35)
Depreciation and amortization	44	18	10	16

EBITDA	47	51	15	(19)
Restructuring, transaction and integration costs	6	3	2	1
Share-based compensation	6	3	1	2
Impact of finance leases
Upfront gain	(3)	—	—	(3)
Principal repayments	13	—	—	13

Adjusted EBITDA	$69	$57	$18	$(6)

	Three months ended March 31, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere
EBIT	$33	$21	$(1)	$13
Depreciation and amortization	47	15	13	19

EBITDA	80	36	12	32
Restructuring, transaction and integration costs	13	3	3	7
Share-based compensation	2	2	—	—
Impact of finance leases
Upfront gain	(13)	—	—	(13)
Principal repayments	8	—	—	8

Adjusted EBITDA	$90	$41	$15	$34

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended March 31,
($ millions)	2024	2023
Cash provided by (used in) operating activities before changes in working capital and other	$18	$50
Net change in working capital and other	83	(52)

Cash provided by (used in) operating activities	$101	$(2)
Less:
Maintenance capital and PP&E expenditures	(9)	(7)

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Mandatory debt repayments	(10)	—
Lease payments	(4)	(4)
Dividends	(2)	(2)
Add:
Proceeds on disposals of PP&E and EI assets	2	12

Free cash flow	$78	$(3)

The Company experienced positive movements in working capital during the three months ended March 31, 2024, primarily attributable to significant cash collections that impacted deferred revenues. While the Company has been able to efficiently manage its working capital globally, it does not expect the magnitude of the recovery realized to be repeated.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end, which is then divided by EBITDA for the trailing 12 months. In assessing whether the Company is compliant with the financial covenants related to its debt instruments, certain adjustments are made to net debt and EBITDA to determine Enerflex’s bank-adjusted net debt-to-EBITDA ratio. These adjustments and Enerflex’s bank-adjusted net-debt -to EBITDA ratio are calculated in accordance with, and derived from, the Company’s financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: the continued focus of the Company to enhance profitability of core operations which will facilitate continued debt reduction and enhance the Company’s ability to return capital to shareholders, if at all; all disclosures under the heading “Outlook” including: (i) continued expectations for consistent demand across all business units and geographic regions; (ii) the Company’s expectations that the customer contracts which support the Energy Infrastructure product line will generate $1.6 billion of revenue during their remaining terms; (iii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iv) the Company’s estimate that the remaining revenue to be recognized from the EH Cryo project is approximately 7% of the Company’s backlog; (v) the Company’s estimate of remaining spend to complete the EH Cryo project of approximately $105 million; (vi) expectations for a disciplined 2024 capital program including total capital expenditures of between US$90 million to US$110 million (including a total of approximately US$70 million for maintenance and PP&E capital expenditures); (vii)

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expectations that the spending to expand the Company’s Energy Infrastructure business in 2024 will be discretionary and such spending will generate attractive returns and create value for shareholders; (viii) expectations that Enerflex will not incur any material construction expenditures to complete the EH Cryo project while work is suspended; and (ix) the ability of the Company to focus on growth and provide shareholder returns over the medium and long-term; the continuation by the Company of paying a sustainable quarterly cash dividend; and expectations by the Company that the magnitude of the recovery realized in working capital during the three months ended March 31, 2024, will not be repeated.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated therewith; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

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ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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